December 19, 2018

VIA EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Quantum Energy Inc.
Registration Statement on Form S-1
File No. 333 – 225892

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby requests for acceleration of the effective date of the above-referenced Registration Statement to 3:30 p.m., Eastern Time, on December 21, 2018, or as soon thereafter as practicable.

If you have any questions or need any additional information, please contact the undersigned at (312) 560-7228.

Very truly yours,

/s/ Jeffrey Mallmes

Jeffrey Mallmes, Chairman of the Board and President